SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Publicly Traded Company

 CNPJ/MF 33.000.167/0001-01

 NIRE 33300032061

NOTICE OF SPECIAL SHAREHOLDERS’ MEETING

The board of directors of Petróleo Brasileiro S.A. – PETROBRAS (“Company”), in accordance with the article 40 of the bylaws of the Company, hereby gives notice of a special shareholders’ meeting of the Company to be held on June 22, 2010 at 3:00pm at its head offices at Avenida República do Chile 65, 1st floor, in the City of Rio de Janeiro, State of Rio de Janeiro, for the purposes of approving amendments to the bylaws of the Company to:

a.         increase the limit of preferred shares to two billion four hundred thousand (2,400,000,000) shares of the Company without changing the corresponding current amount of R$60,000,000,000 (sixty billion reais), in accordance with article 40, I of the bylaws of the Company; and

b.         include a provision to set a limit for authorized capital for common shares of the Company in the amount of R$90,000,000,000 (ninety billion reais) by the issuance of a number of common shares not exceeding three billion two hundred thousand (3,200,000,000) shares, in accordance with article 40 of the bylaws of the Company, subject to the transitory provision set forth in item (c) below and make the necessary adjustments in the cross-references throughout the Company's bylaws, in accordance with the new provisions;

c.         include a transitory provision to clarify that the authorized capital limit included in the bylaws of the Company in connection with item (b) above will be only valid for common shares issues specifically under an offering for public subscription of shares that contemplates a priority allocation in accordance with article 21 of CVM Instruction No. 400 (Instrução CVM nº 400), of December 29, 2003, and / or to grant preemptive rights to shareholders, under article 171 and 172 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), without prejudice to item (d) below relating to the exclusion of preemptive rights or reduction of the period of exercise, provided that the offering occurs by December 31, 2010; and

d.         change the wording of the first and second paragraphs of article 4 of the bylaws of the Company due to the change of Company authorized capital limit, as set forth above, and, therefore, allow the board of directors of the Company to approve the capital increase by common and/or preferred shares issue, excluding the existing shareholders’ priority rights or reducing the period set forth in article 171, paragraph 4 of the Brazilian Corporation Law.

Shareholders may choose to be represented by a representative at such special shareholders’ meeting, provided that such representative must be (1) appointed less than one year ago, and (2) a shareholder, board member, executive officer, lawyer or financial institution in accordance with article 126, first paragraph of Brazilian Corporation Law, and article 13 of the bylaws of the Company. Such representative should present the power of attorney he, she or it was granted at the special shareholders’ meeting or, preferably, beforehand, together with the documents that evidence that the power of attorney was duly granted, at room 2202-B (Assistance to Shareholders Department) at Company’s head office no later than 3pm of June 21, 2010.

In addition, shareholders may also chose to vote at such special shareholders’ meeting by making use of proxy voting, in accordance with CVM Instruction No. 481 (Instrução CVM nº 481), of December 17, 2009.

Electronic powers of attorney should be delivered through the platform “Assembléias Online” (Online Shareholders’ Meeting) at www.assembleiasonline.com.br. For this purpose, the shareholder must register at such platform.

All documents relating to such special shareholders’ meeting agenda are available to shareholders at Company’s head office at room 2202-B (Assistance to Shareholders Department), Company’s website (http://www.petrobras.com.br/ri) and Brazilian Securities and Exchange Commission’s website (http://www.cvm.gov.br), in accordance with article 135, third paragraph of Brazilian Corporation Law, and article 11 of CVM Instruction No. 481 (Instrução CVM nº 481), of December 17, 2009.

Rio de Janeiro, May 20, 2010.

Guido Mantega

  President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.